Exhibit 99.1

QIWI ANNOUNCES SECOND-QUARTER 2014 RESULTS

Total Adjusted Net Revenue Increases 35% to RUB 2,112 Million

Adjusted Net Profit Increases 64% to RUB 899 Million or RUB 16.9 per share

QIWI Raises 2014 Guidance

Board of Directors Approves Dividend of 46 cents per share

MOSCOW, RUSSIA – August 7, 2014 – QIWI plc, (NASDAQ: QIWI) (“QIWI” or the “Company”) today announced results for the second-quarter ended June 30, 2014.

Second-Quarter 2014 Operating and Financial Highlights

•	Total Adjusted Net Revenue increased 35% to RUB 2,112 million ($62.8 million)

•	Adjusted EBITDA increased 62% to RUB 1,285 million ($38.2 million)

•	Adjusted Net Profit increased 64% to RUB 899 million ($26.7 million), or RUB 16.9 per diluted share

•	Total payment volume increased 17% to RUB 156.3 billion ($4.6 billion)

“Our second quarter results continued to be very strong,” said Sergey Solonin, QIWI’s chief executive officer. “Solid financial performance demonstrates that we proceed to execute our strategy and gain market share in the fast-growing payments markets we serve. Moreover, this quarter we have introduced new Visa Qiwi Wallet interface driving the adoption and increasing the utilization of our services. We will continue to focus on our core market segments and execute our strategy.”

Second-Quarter 2014 Results

Revenues: Total Adjusted Net Revenue for the quarter ended June 30, 2014 was RUB 2,112 million ($62.8 million), an increase of 35% compared with RUB 1,561 million in the prior year.

Payment Adjusted Net Revenue was RUB 1,562 million ($46.4 million), an increase of 57% compared with RUB 995 million in the prior year. Payment Adjusted Net Revenue growth was predominantly driven by an increase in payment volume and net revenue yield in the E-commerce, Financial Services and Money Remittances market segments.

Other Adjusted Net Revenue, which is principally composed of revenue from inactivity fees, interest on deposits and overdrafts provided to agents, cash and settlement services and advertising, was RUB 550 million ($16.4 million), a decrease of 3% compared with RUB 566 million in the prior year. Inactivity fees for the second quarter were RUB 156 million ($4.6 million) compared with RUB 224 million in the prior year. Other Adjusted Net Revenue excluding revenue from fees for inactive accounts increased 15% compared with the same period in the prior year.

Total Adjusted Net Revenue excluding revenue from fees for inactive accounts increased 46% compared with the same period in the prior year.

Adjusted EBITDA: For the quarter ended June 30, 2014, Adjusted EBITDA was RUB 1,285 million ($38.2 million), an increase of 62% compared with RUB 796 million in the prior year. Adjusted EBITDA growth was mainly driven by revenue growth, continued operating leverage in the business and the fact that certain marketing expenses in the amount of approximately RUB 130 million which were expected to be incurred in the second quarter were postponed to third and fourth quarters. Adjusted EBITDA margin (Adjusted EBITDA as a percentage of Total Adjusted Net Revenue) was 60.9% compared with 51% in the prior year. Adjusted EBITDA excluding inactivity fees was RUB 1,130 million ($33.6 million), an increase of 97% compared with RUB 573 million in the prior year. Adjusted EBITDA margin excluding inactivity fees was 57.8% compared with 42.8% in the prior year.

Adjusted Net Profit: For the quarter ended June 30, 2014, Adjusted Net Profit was RUB 899 million ($26.7 million), an increase of 64% compared with RUB 546 million in the prior year. The increase in Adjusted Net Profit was primarily driven by the same factors impacting Adjusted EBITDA. Adjusted Net Profit excluding inactivity fees (net of tax) increased 110% compared with the prior year.

Other Operating Data: For the quarter ended June 30, 2014, total payment volume was RUB 156.3 billion ($4.6 billion), an increase of 17% compared with RUB 133.5 billion in the prior year. Average payment net revenue yield was 1.00%, an increase of 25 bps compared with 0.75% in the prior year. The increase in payment volume and average net revenue yield in the second quarter was mainly driven by strong growth in the E-commerce, Financial Services and Money Remittances market segments and decrease of the QIWI Wallet upload costs through the network of kiosks by approximately 20 bps.

The total average net revenue yield was 1.35%, an increase of 18 bps as compared with 1.17% in the prior year. The total average net revenue yield excluding the effect of inactivity fees was 1.25%, an increase of 25 bps as compared with the same period in the prior year.

The number of active kiosks and terminals was 171,043, an increase of 1% compared with the prior year, primarily driven by an increase in self-service kiosks partially offset by a decrease in other terminals. The number of active Visa Qiwi Wallet accounts was 15.8 million as of the end of the second quarter 2014, an increase of 1.7 million, or 12%, as compared with 14.1 million in the second quarter 2013.

Recent Developments

Dividend: QIWI announces that following the determination of second-quarter 2014 financial results its Board of Directors recommended a dividend of USD 46 cents per share. The dividend record date is August 18, 2014, and the Company intends to pay the dividend on August 19, 2014. The holders of ADSs will receive the dividend shortly thereafter.

Changes in Company Reporting: Beginning January 1, 2014, QIWI revised its financial reporting structure such that it has one financial reporting segment. The Company decided to consolidate the Company’s previous financial reporting segments, Visa QIWI Wallet and QIWI Distribution, in order to better reflect QIWI’s underlying business in light of the growing interconnectedness and interrelation between Visa QIWI Wallet and QIWI Distribution. In addition, in order to provide additional transparency into its core payments-related businesses, QIWI began reporting two components of Total Adjusted Net Revenue, being Payment Adjusted Net Revenue and Other Adjusted Net Revenue, in order to highlight different revenue streams of QIWI’s business. This quarter the Company presents financials for 2013 according to new financial reporting structure. Please see below the section “Other operating data”.

2014 Guidance

QIWI is upgrading its 2014 outlook as compared to its previously announced outlook:

•	Total Adjusted Net Revenue is expected to increase by 30% to 32% over 2013

•	Adjusted Net Profit is expected to increase by 36% to 38% over 2013

This guidance reflects QIWI’s current and preliminary view, which is subject to change.

Earnings Conference Call and Audio Webcast

QIWI will host a conference call to discuss second quarter 2014 financial results today at 8:30 a.m. ET. Hosting the call will be Sergey Solonin, chief executive officer, and Alexander Karavaev, chief financial officer. The conference call can be accessed live over the phone by dialing +1 (877) 407-3982 or for international callers by dialing +1 (201) 493-6780. A replay will be available at 11:30 a.m. ET and can be accessed by dialing +1 (877) 870-5176 or +1 (858) 384-5517 for international callers; the pin number is 13587871. The replay will be available until Thursday, August 14, 2014. The call will be webcast live from the Company’s website at https://www.qiwi.ru under the Corporate Investor Relations section or directly at http://investor.qiwi.com/.

About QIWI plc.

QIWI is a leading provider of next generation payment services in Russia and the CIS. It has an integrated proprietary network that enables payment services across physical, online and mobile channels. It has deployed over 15.8 million virtual wallets, over 171,000 kiosks and terminals, and enabled merchants to accept over RUB 50 billion cash and electronic payments monthly from over 70 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods to order and pay for goods and services across physical or online environments interchangeably.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of, and subject to the protection of, the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding expected total adjusted net revenue, adjusted net profits and net revenue yield, dividend payments, the growth of Visa QIWI Wallet, payment volume growth, and growth in QIWI’s distribution network. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of QIWI plc. to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Various factors that could cause actual future results and other future events to differ materially from those estimated by management include, but are not limited to, competition, a decline in average net revenue yield, fees levied on QIWI’s consumers, regulation, QIWI’s ability to grow Visa QIWI Wallet, QIWI’s ability to expand geographically and other risks identified under the Caption “Risk Factors” in QIWI’s Annual Report on Form 20-F and in other reports QIWI files with the U.S. Securities and Exchange Commission. QIWI undertakes no obligation to revise any forward-looking statements or to report future events that may affect such forward-looking statements unless QIWI is required to do so by law.

Contact

Yakov Barinskiy Head of Corporate Development and Investor Relations +7.499.709.0192 ir@qiwi.com	Varvara Kiseleva Investor Relations +7.499.709.0192 ir@qiwi.com

QIWI plc.

Consolidated Statement of Financial Position

(in thousands, except per share data)

	As of December 31, 2013 (audited)	As of June 30, 2014 (unaudited)	As of June 30, 2014
	RUB	RUB	USD(1)
Assets
Non-current assets
Property and equipment	307,500	376,795	11,204
Goodwill and other intangible assets	2,405,645	2,319,355	68,965
Long-term debt instruments	1,376,862	0	0
Long-term loans	10,637	29,992	892
Deferred tax assets	183,333	220,277	6,550
Other non-current assets	38,394	37,943	1,128

Total non-current assets	4,322,371	2,984,362	88,738

Current assets
Trade and other receivables	2,772,297	1,741,567	51,785
Short-term loans	65,430	27,085	805
Short-term debt instruments	1,635,291	2,447,755	72,783
Prepaid income tax	60,537	41,638	1,238
VAT and other taxes receivable	12,478	42,837	1,274
Cash and cash equivalents	11,636,913	10,977,887	326,422
Other current assets	159,264	322,871	9,600

Total current assets	16,342,210	15,601,640	463,907

Total assets	20,664,581	18,586,002	552,645

Equity and liabilities
Equity attributable to equity holders of the parent
Share capital	907	955	28
Additional paid-in capital	1,876,104	4,522,490	134,474
Other reserve	337,254	581,701	17,297
Retained earnings	573,604	899,712	26,752
Translation reserve	10,757	9,010	268

Total equity attributable to equity holders of the parent	2,798,626	6,013,868	178,819
Non-controlling interest	(94,766)	(124,753)	(3,709)

Total equity	2,703,860	5,889,115	175,110

Non-current liabilities
Long-term borrowings	109,351	144,438	4,295
Long-term deferred revenue	31,629	19,268	573
Deferred tax liabilities	58,630	67,933	2,020
Long-term accounts payable	7,625	1,012	30

Total non-current liabilities	207,235	232,651	6,918

Current liabilities
Short-term borrowings	635	1,780	53
Trade and other payables	16,768,973	11,383,718	338,489
Amounts due to customers and amounts due to banks	831,226	921,411	27,398
Income tax payable	10,823	22,883	680
VAT and other taxes payable	95,403	107,435	3,195
Deferred revenue	46,233	26,970	802
Other current liabilities	193	39	1

Total current liabilities	17,753,486	12,464,236	370,617

Total equity and liabilities	20,664,581	18,586,002	552,645

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 33.6306 to U.S.$1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of June 30, 2014.

QIWI plc.

Consolidated Statement of Comprehensive Income

(in thousands, except per share data)

	Three months ended (unaudited)
	June 30, 2013	June 30, 2014	June 30, 2014
	RUB	RUB	USD(1)
Revenue	2,879,462	3,488,438	103,727
Operating costs and expenses:
Cost of revenue (exclusive of depreciation and amortization)	1,527,041	1,746,565	51,933
Selling general and administrative expenses	645,374	628,464	18,687
Depreciation and amortization	26,791	80,583	2,396
Profit from operations	680,256	1,032,826	30,711

Other income	46,951	35,664	1,060
Other expenses	(4,823)	(3,487)	(104)
Foreign exchange gain / (loss) net	4,230	(96,410)	(2,867)
Share of loss of associates	(71,205)	(3,808)	(113)
Impairment of investment in associates	(21,540)	—	—
Interest income	4,387	—	—
Interest expense	(5,608)	(10,439)	(310)

Profit before tax	632,648	954,346	28,377
Income tax expense	(179,255)	(238,510)	(7,092)

Net profit	453,393	715,836	21,285

Attributable to:
Equity holders of the parent	460,078	727,540	21,633
Non-controlling interests	(6,685)	(11,704)	(348)
Other comprehensive income
Exchange differences on translation of foreign operations	(3,903)	(473)	(14)

Total comprehensive income net of tax attributable to:	449,490	715,363	21,271

Equity holders of the parent	459,933	720,005	21,409
Non-controlling interests	(10,443)	(4,642)	(138)
Earnings per share:
Basic profit attributable to ordinary equity holders of the parent	8.84	13.88	0.41
Diluted profit attributable to ordinary equity holders of the parent	8.83	13.66	0.41

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 33.630 to U.S.$1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of June 30, 2014.

QIWI plc.

Consolidated Statement of Comprehensive Income

(in thousands, except per share data)

	Six months ended (unaudited)
	June 30, 2013	June 30, 2014	June 30, 2014
	RUB	RUB	USD(1)
Revenue	5,412,158	6,747,900	200,645
Operating costs and expenses:
Cost of revenue (exclusive of depreciation and amortization)	3,003,471	3,434,698	102,129
Selling general and administrative expenses	1,188,280	1,210,652	35,998
Depreciation and amortization	52,945	164,877	4,903
Profit from operations	1,167,462	1,937,673	57,616

Other income	58,007	36,039	1,072
Other expenses	(5,921)	(8,493)	(253)
Foreign exchange gain / (loss) net	6,833	(98,463)	(2,928)
Share of loss of associates	(78,896)	(11,119)	(331)
Impairment of investment in associates	(21,540)	(2,903)	(86)
Interest income	8,534	712	21
Interest expense	(11,861)	(21,011)	(625)

Profit before tax	1,122,618	1,832,435	54,486
Income tax expense	(315,563)	(428,422)	(12,739)

Net profit	807,055	1,404,013	41,748

Attributable to:
Equity holders of the parent	825,412	1,431,875	42,576
Non-controlling interests	(18,357)	(27,862)	(828)
Other comprehensive income
Exchange differences on translation of foreign operations	(6,010)	(3,485)	(104)

Total comprehensive income net of tax attributable to:	801,045	1,400,528	41,644

Equity holders of the parent	823,908	1,430,128	42,524
Non-controlling interests	(22,863)	(29,600)	(880)
Earnings per share:
Basic profit attributable to ordinary equity holders of the parent	15.87	27.38	0.81
Diluted profit attributable to ordinary equity holders of the parent	15.85	26.94	0.80

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 33.630 to U.S.$1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of June 30, 2014.

QIWI plc.

Consolidated Cash Flow Statement

(in thousands, except per share data)

	Six months ended
	June 30, 2013	June 30, 2014
	(unaudited)	(unaudited)	June 30, 2014
	RUB	RUB	USD(1)
Cash flows from operating activities
Profit before tax	1,122,618	1,832,435	54,486

Adjustments to reconcile profit before income tax to net cash flows generated from operating activities
Depreciation and amortization	52,945	164,877	4,903
Loss on disposal of property and equipment	6,314	1,318	39
Foreign exchange loss, net	824	98,463	2,928
Interest income, net	(177,195)	(142,633)	(4,241)
Bad debt expense, net	124,850	84,951	2,526
Share of loss of associates	78,896	11,119	331
Impairment of investment in associates	21,540	2,903	86
Share-based payments	116,041	239,280	7,115
Other	2,657	4,186	124

Operating profit before changes in working capital	1,349,490	2,296,899	68,297

Drease in trade and other receivables	629,935	955,305	28,405
Increase in other assets	(67,605)	(166,158)	(4,941)
(Increase)/Decrease in amounts due to customers and amounts due to banks	(207,188)	90,185	2,682
Decrease in accounts payable and accruals	(5,277,082)	(5,304,276)	(157,720)
Loans issued/ (settled) from banking operations	136,533	(12,534)	(373)

Cash used in operations	(3,435,917)	(2,140,579)	(63,649)

Interest received	290,824	196,787	5,851
Interest paid	(8,912)	(14,627)	(435)
Income tax paid	(323,063)	(425,104)	(12,640)

Net cash flow used in operating activities	(3,477,068)	(2,383,523)	(70,873)

Cash flows used in investing activities
Loans to associates	—	(14,022)	(417)
Payments for assignment of loans	—	(45,375)	(1,349)
Purchase of property and equipment	(29,487)	(196,646)	(5,847)
Purchase of intangible assets	(9,584)	(15,438)	(459)
Loans issued	(13,369)	(12,441)	(370)
Repayment of loans issued	9,421	866	26
Purchase of debt instruments	(1,899,952)	(706,846)	(21,018)
Proceeds from settlement of debt instruments	1,654,016	1,242,313	36,940

Net cash flow used in/generated from investing activities	(288,955)	252,411	7,505

Cash flows generated from financing activities
Issue of share capital	—	2,646,432	78,690
Exercise of options	—	5,167	154
Proceeds from borrowings	14,912	29,408	874
Repayment of borrowings	—	(1,389)	(41)
Dividends paid to owners of the Group	(773,719)	(1,105,939)	(32,885)
Dividends paid to non-controlling shareholders	(2,098)	(2,170)	(65)
Underwriters’ commission	72,835	—	—
Distribution of underwriters’ commission	(67,643)	—	—
Transactions with non-controlling interest	—	1,783	53

Net cash flow used in/ generated from financing activities	(755,713)	1,573,292	46,781

Effect of exchange rate changes on cash and cash equivalents	(3,534)	(101,206)	(3,009)

Net decrease in cash and cash equivalents	(4,525,270)	(659,026)	(19,596)

Cash and cash equivalents at the beginning	9,943,160	11,636,913	346,017

Cash and cash equivalents at the end	5,417,890	10,977,887	326,422

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 33.630 to U.S.$1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of June 30, 2014.

Non-IFRS Financial Measures and Supplemental Financial Information

This release presents Total Adjusted Net Revenue, Payment Adjusted Net Revenue, Other Adjusted Net Revenue, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Profit and Adjusted Net Profit per share, which are non-IFRS financial measures. You should not consider these non-IFRS financial measures as substitutes for or superior to revenue, in the case of Total Adjusted Net Revenue, Payment Adjusted Net Revenue and Other Adjusted Net Revenue; Net Profit, in the case of Adjusted EBITDA; and Adjusted Net Profit, or earnings per share, in the case of Adjusted Net Profit per share, each prepared in accordance with IFRS. Furthermore, because these non-IFRS financial measures are not determined in accordance with IFRS, they are susceptible to varying calculations and may not be comparable to other similarly titled measures presented by other companies. QIWI encourages investors and others to review our financial information in its entirety and not rely on a single financial measure. For more information regarding Total Adjusted Net Revenue, Payment Adjusted Net Revenue, Other Adjusted Net Revenue, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Profit, and Adjusted Net Profit per share, including a quantitative reconciliation of such non-IFRS financial measures as included in this earnings release.

Payment Adjusted Net Revenue is the Adjusted Net Revenue consisting of the merchant and consumer fees collected for the payment transactions. E-commerce payment adjusted net revenue consists of fees charged to customers and merchants that buy and sell products and services online, including online games, social networks, online stores, game developers, software producers, coupon websites, tickets and numerous other merchants. Financial Services payment adjusted net revenue primarily consists of fees charged for payments accepted on behalf of our bank partners and microfinance companies. Money Remittances payment adjusted net revenue primarily consists of fees charged for transferring funds via money remittance companies. Telecom payment adjusted net revenue primarily consists of fees charged for payments to MNOs, internet services providers and pay television providers. Other payment adjusted net revenue consists of consumer and merchant fees charged for a variety of payments including multi-level-marketing, utility bills, government payments, education services and many others. Other Adjusted Net Revenue primarily consists of revenue from inactivity fees, interest on deposits and on overdrafts provided to agents, cash and settlement services and advertising.

QIWI plc.

Reconciliation of IFRS to Non-IFRS Operating Results

(in millions, except per share data)

	Three months ended
	June 30, 2013	June 30, 2014	June 30, 2014
	RUB	RUB	USD(1)
Revenue	2,879	3,488	103.7
Minus: Cost of revenue (exclusive of depreciation and amortization)	1,527	1,747	51.9
Plus: Compensation to employees and related taxes	209	370	11.0

Total Adjusted Net Revenue	1,561	2,112	62.8

Payment Revenue(2)	2,239	2,804	83.4
Minus: Cost of payment revenue (exclusive of depreciation and amortization)(3)	1,413	1,539	45.8
Plus: Compensation to employees and related taxes allocated to payment revenue(4)	169	297	8.8

Payment Adjusted Net Revenue	995	1,562	46.4

Other Revenue(5)	640	685	20.4
Minus: Cost of other revenue (exclusive of depreciation and amortization)(6)	115	208	6.2
Plus: Compensation to employees and related taxes allocated to other revenue(4)	41	73	2.2

Other Adjusted Net Revenue	566	550	16.4

Payment Adjusted Net Revenue	995	1,562	46.4
E-commerce	273	451	13.4
Financial services	221	468	13.9
Money remittances	98	240	7.1
Telecom	326	310	9.2
Other	77	92	2.7
Other Adjusted Net Revenue	566	550	16.4

Total Adjusted Net Revenue	1,561	2,112	62.8

Net Profit	453	716	21.3

Plus:
Depreciation and amortization	27	81	2.4
Other income	(47)	(36)	(1.1)
Other expenses	5	3	0.1
Foreign exchange (loss) gain, net	(4)	96	2.9
Share of loss of associates	71	4	0.1
Impairment of investment in associates	22	—	—
Interest income	(4)	—	—
Interest expenses	6	10	0.3
Income tax expenses	179	239	7.1
Offering expenses	94	45	1.3
Income from depositary	(44)	(33)	(1.0)
Share-based payments expenses	38	160	4.8

Adjusted EBITDA	796	1,285	38.2

Adjusted EBITDA margin	51.0%	60.9%	60.9%
Net profit	453	716	21.3
Amortization of fair value adjustments	5	13	0.4
Offering expenses	94	45	1.3
Income from depositary	(44)	(33)	(1.0)
Share-based payments expenses	38	160	4.8
Effect of taxation of the above items	(1)	(3)	(0.1)

Adjusted Net Profit	546	899	26.7

Adjusted Net Profit per share:
Basic	10.51	17.14	0.51
Diluted	10.50	16.87	0.50
Shares used in computing Adjusted Net Profit per share
Basic	52,000	52,425	52,425
Diluted	52,072	53,253	53,253

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 33.630 to U.S.$1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of June 30, 2014.
(2)	Payment revenue primarily consists of the merchant and consumer fees charged for the payment transactions.
(3)	Cost of payment revenue (exclusive of depreciation and amortization) primarily consists of transaction costs to acquire payments from our customers payable to agents, mobile operators, international payment systems and other parties.
(4)	The Company does not record the compensation to employees and related taxes within cost of revenue separately for payment revenue and other revenue, therefore it has been allocated between payment revenue and other revenue in proportion to the relevant revenue amounts for the purposes of the reconciliation presented above.
(5)	Other revenue primarily consists of revenue from inactivity fees, interest on deposits and on overdrafts provided to agents, cash and settlement services and advertising.
(6)	Cost of other revenue (exclusive of deprecition and amortization) primarily consists of direct costs associated with other revenue and other costs, including but not limited to: compensation to employees and related taxes allocated to other revenue, costs of call-centers and advertising comissions.

QIWI plc.

Reconciliation of IFRS to Non-IFRS Operating Results

(in millions, except per share data)

	Six months ended
	June 30, 2013	June 30, 2014	June 30, 2014
	RUB	RUB	USD(1)
Revenue	5,412	6,748	200.6
Minus: Cost of revenue (exclusive of depreciation and amortization)	3,003	3,435	102.1
Plus: Compensation to employees and related taxes	436	676	20.1

Total Adjusted Net Revenue	2,845	3,989	118.6

Payment Revenue(2)	4,323	5,432	161.5
Minus: Cost of payment revenue (exclusive of depreciation and amortization)(3)	2,784	3,052	90.7
Plus: Compensation to employees and related taxes allocated to payment revenue(4)	357	544	16.2

Payment Adjusted Net Revenue	1,896	2,924	86.9

Other Revenue(5)	1,089	1,316	39.1
Minus: Cost of other revenue (exclusive of depreciation and amortization)(6)	219	383	11.4
Plus: Compensation to employees and related taxes allocated to other revenue(4)	79	132	3.9

Other Adjusted Net Revenue	949	1,065	31.7

Payment Adjusted Net Revenue	1,896	2,924	86.9
E-commerce	522	831	24.7
Financial services	409	844	25.1
Money remittances	169	425	12.6
Telecom	641	623	18.5
Other	154	203	6.0
Other Adjusted Net Revenue	949	1,065	31.7

Total Adjusted Net Revenue	2,845	3,989	118.6

Net Profit	807	1,404	41.7

Plus:
Depreciation and amortization	53	165	4.9
Other income	(58)	(36)	(1.1)
Other expenses	6	8	0.3
Foreign exchange (loss) gain, net	(7)	98	2.9
Share of loss of associates	79	11	0.3
Impairment of investment in associates	22	3	0.1
Interest income	(9)	(1)	(0.0)
Interest expenses	12	21	0.6
Income tax expenses	316	428	12.7
Offering expenses	114	45	1.3
Income from depositary	(44)	(33)	(1.0)
Share-based payments expenses	116	239	7.1

Adjusted EBITDA	1,407	2,354	70.0

Adjusted EBITDA margin	49.4%	59.0%	59.0%
Net profit	807	1,404	41.7
Amortization of fair value adjustments	11	35	1.0
Offering expenses	114	45	1.3
Income from depositary	(44)	(33)	(1.0)
Share-based payments expenses	116	239	7.1
Effect of taxation of the above items	(2)	(7)	(0.2)

Adjusted Net Profit	1,002	1,683	50.0

Adjusted Net Profit per share:
Basic	19.27	32.18	0.96
Diluted	19.25	31.67	0.94
Shares used in computing Adjusted Net Profit per share
Basic	52,000	52,302	52,302
Diluted	52,061	53,141	53,141

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 33.630 to U.S.$1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of June 30, 2014.
(2)	Payment revenue primarily consists of the merchant and consumer fees charged for the payment transactions.
(3)	Cost of payment revenue (exclusive of depreciation and amortization) primarily consists of transaction costs to acquire payments from our customers payable to agents, mobile operators, international payment systems and other parties.
(4)	The Company does not record the compensation to employees and related taxes within cost of revenue separately for payment revenue and other revenue, therefore it has been allocated between payment revenue and other revenue in proportion to the relevant revenue amounts for the purposes of the reconciliation presented above.
(5)	Other revenue primarily consists of revenue from inactivity fees, interest on deposits and on overdrafts provided to agents, cash and settlement services and advertising.
(6)	Cost of other revenue (exclusive of deprecition and amortization) primarily consists of direct costs associated with other revenue and other costs, including but not limited to: compensation to employees and related taxes allocated to other revenue, costs of call-centers and advertising comissions.

QIWI plc.

Other Operating Data

	Three months ended
	June 30, 2013	June 30, 2014	June 30, 2014
	RUB	RUB	USD (1)
Payment volume (billion)(2)	133.5	156.3	4.6

E-commerce	15.2	17.8	0.5
Financial services	33.5	48.4	1.4
Money remittances	7.9	15.3	0.5
Telecom	65.6	62.5	1.9
Other	11.2	12.3	0.4

Payment adjusted net revenue (million)(3)	995.5	1,561.6	46.4

E-commerce	273.4	450.9	13.4
Financial services	221.1	468.3	13.9
Money remittances	97.9	240.3	7.1
Telecom	326.5	310.3	9.2
Other	76.6	91.8	2.7

Payment average net revenue yield	0.7%	1.0%	1.0%

E-commerce	1.80%	2.53%	2.5%
Financial services	0.66%	0.97%	1.0%
Money remittances	1.23%	1.57%	1.6%
Telecom	0.50%	0.50%	0.5%
Other	0.69%	0.75%	0.7%

Total average Net Revenue Yield	1.17%	1.35%	1.35%
Active kiosks and terminals (units)	169,481	171,043	171,043
Active Qiwi Wallet accounts(4)	14.1	15.8	15.8

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 33.630 to U.S.$1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of June 30, 2014.
(2)	Payment volume by market segments and consolidated payment volume consist of the amounts paid by our customers to merchants included in each of those market segments less intra-group eliminations. The methodology of payment volumes allocation between different market segments in QIWI’s international operations (including Kazachstan) may differ from the methodology used by QIWI’s Russian operations. We therefore retain the right to restate the presented volumes, net revenues and net revenue yields data in case the methodology of QIWI’s international operations will be brought in conformity with the methodology of QIWI’s Russian operations.
(3)	Payment Adjusted Net Revenue is calculated as the difference between Payment Gross Revenue and Payment Costs. Payment Gross Revenue primarily consists of merchant and consumer fees. Payment Costs primarily consist of commission to agents.
(4)	Active VISA Qiwi Wallet accounts calculated on a yearly basis, i.e. an active account is an account that had at least one transaction within the last 12 months from the reporting date.

QIWI plc.

Other Operating Data

	Six months ended
	June 30, 2013	June 30, 2014	June 30, 2014
	RUB	RUB	USD (1)
Payment volume (billion)(2)	258.0	305.9	9.1

E-commerce	29.7	35.3	1.0
Financial services	64.6	95.7	2.8
Money remittances	14.0	28.5	0.8
Telecom	127.2	121.0	3.6
Other	22.4	25.5	0.8

Payment adjusted net revenue (million)(3)	1,896.0	2,923.9	86.9

E-commerce	522.1	830.6	24.7
Financial services	409.4	843.7	25.1
Money remittances	169.1	424.5	12.6
Telecom	640.9	622.6	18.5
Other	154.5	202.6	6.0

Payment average net revenue yield	0.7%	1.0%	1.0%

E-commerce	1.8%	2.4%	2.4%
Financial services	0.6%	0.9%	0.9%
Money remittances	1.2%	1.5%	1.5%
Telecom	0.5%	0.5%	0.5%
Other	0.7%	0.8%	0.8%

Total average Net Revenue Yield	1.10%	1.30%	1.30%
Active kiosks and terminals (units)	169,481	171,043	171,043
Active Qiwi Wallet accounts(4)	14.1	15.8	15.8

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 33.630 to U.S.$1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of June 30, 2014.
(2)	Payment volume by market segments and consolidated payment volume consist of the amounts paid by our customers to merchants included in each of those market segments less intra-group eliminations. The methodology of payment volumes allocation between different market segments in QIWI’s international operations (including Kazachstan) may differ from the methodology used by QIWI’s Russian operations. We therefore retain the right to restate the presented volumes, net revenues and net revenue yields data in case the methodology of QIWI’s international operations will be brought in conformity with the methodology of QIWI’s Russian operations.
(3)	Payment Adjusted Net Revenue is calculated as the difference between Payment Gross Revenue and Payment Costs. Payment Gross Revenue primarily consists of merchant and consumer fees. Payment Costs primarily consist of commission to agents.
(4)	Active VISA Qiwi Wallet accounts calculated on a yearly basis, i.e. an active account is an account that had at least one transaction within the last 12 months from the reporting date.

QIWI plc.

Other Operating Data

	Quarter ended
	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013	FY 2013	FY 2013
	RUB	RUB	RUB	RUB	RUB	USD (1)
Payment volume (billion)(2)	124.5	133.5	143.2	159.3	560.5	17.1

E-commerce	14.6	15.2	15.3	17.9	62.9	1.9
Financial services	31.1	33.5	38.0	47.4	150.1	4.6
Money remittances	6.0	7.9	9.4	12.2	35.6	1.1
Telecom	61.5	65.6	70.3	67.6	265.0	8.1
Other	11.3	11.2	10.2	14.3	46.9	1.4

Revenue	2,533	2,879	2,975	3,279	11,666	356

Minus: Cost of revenue (exclusive of depreciation and amortization)	1,476	1,527	1,560	1,833	6,396	195
Plus: Compensation to employees and related taxes	227	209	207	255	898	27

Total Adjusted Net Revenue	1,284	1,561	1,622	1,700	6,168	188

Payment Revenue(3)	2,082	2,243	2,381	2,679	9,385	287

Minus: Cost of payment revenue (exclusive of depreciation and amortization)(5)	1,372	1,414	1,434	1,569	5,789	176.9
Plus: Compensation to employees and related taxes allocated to payment revenue(6)	190	167	172	195	724	22.1

Payment adjusted net revenue (million)(4)	900	996	1,119	1,305	4,320	132

E-commerce	249	273	311	374	1,207	37
Financial services	188	221	264	337	1,010	31
Money remittances	71	98	123	158	450	14
Telecom	314	327	350	341	1,332	41
Other	78	77	72	95	322	10

Other Revenue(7)	451	637	594	600	2,281	70

Minus: Cost of other revenue (exclusive of depreciation and amortization)(8)	105	113	126	263	607	18.5
Plus: Compensation to employees and related taxes allocated to other revenue(6)	37	42	35	60	174	5.3

Other Adjusted Net Revenue	383	566	503	395	1,848	56

Payment average net revenue yield	0.7%	0.7%	0.8%	0.8%	0.8%	0.8%

E-commerce	1.7%	1.8%	2.0%	2.1%	1.9%	1.9%
Financial services	0.6%	0.7%	0.7%	0.7%	0.7%	0.7%
Money remittances	1.2%	1.2%	1.3%	1.3%	1.3%	1.3%
Telecom	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%
Other	0.7%	0.7%	0.7%	0.7%	0.7%	0.7%

Total average net revenue yield	1.03%	1.17%	1.13%	1.07%	1.10%	1.1%

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 32.729 to U.S.$1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of December 31, 2013.
(2)	Payment volume by market segments and consolidated payment volume consist of the amounts paid by our customers to merchants included in each of those market segments less intra-group eliminations. The methodology of payment volumes allocation between different market segments in QIWI’s international operations (including Kazachstan) may differ from the methodology used by QIWI’s Russian operations. We therefore retain the right to restate the presented volumes, net revenues and net revenue yields data in case the methodology of QIWI’s international operations will be brought in conformity with the methodology of QIWI’s Russian operations.
(3)	Payment revenue primarily consists of the merchant and consumer fees charged for the payment transactions.
(4)	Payment Adjusted Net Revenue is calculated as the difference between Payment Gross Revenue and Payment Costs. Payment Gross Revenue primarily consists of merchant and consumer fees. Payment Costs primarily consist of commission to agents.
(5)	Cost of payment revenue (exclusive of depreciation and amortization) primarily consists of transaction costs to acquire payments from our customers payable to agents, mobile operators, international payment systems and other parties.
(6)	The Company does not record the compensation to employees and related taxes within cost of revenue separately for payment revenue and other revenue, therefore it has been allocated between payment revenue and other revenue in proportion to the relevant revenue amounts for the purposes of the reconciliation presented above.
(7)	Other revenue primarily consists of revenue from inactivity fees, interest on deposits and on overdrafts provided to agents, cash and settlement services and advertising.
(8)	Cost of other revenue (exclusive of depreciation and amortization) primarily consists of direct costs associated with other revenue and other costs, including but not limited to: compensation to employees and related taxes allocated to other revenue, costs of call-centers and advertising commissions.